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                             November 28, 2022

       Matt Lopez
       Chief Financial Officer
       Strategic Student & Senior Housing Trust, Inc.
       19900 MacArthur Blvd, Suite 250
       Irvine, CA 92612

                                                        Re: Strategic Student &
Senior Housing Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 22,
2022
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            Filed November 10,
2022
                                                            File No. 333-220646

       Dear Matt Lopez:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 39

   1. We note your disclosure that inflation and increases in interest rates continue to impact your operating
expenses. Please disclose any known trends or uncertainties that have had or are reasonably
likely to have a material impact on your cash flows, liquidity, capital resources, cash
requirements, financial position, or results of operations arising from, related to, or caused
by inflation and increases in interest rates.
 Matt Lopez
Strategic Student & Senior Housing Trust, Inc.
November 28, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMatt Lopez                           Sincerely,
Comapany NameStrategic Student & Senior Housing Trust, Inc.
                                                       Division of Corporation
Finance
November 28, 2022 Page 2                               Office of Real Estate &
Construction
FirstName LastName